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As filed with the Securities and Exchange Commission on February 7, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 3)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Adobe Systems Incorporated
(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK
par value $0.0001 per share
(Title of Class of Securities)

00724F-10-1
(CUSIP Number of Class of Securities of Underlying Common Stock)

Bruce R. Chizen
Chief Executive Officer and Chief Financial Officer
Adobe Systems Incorporated
345 Park Avenue
San Jose, California 95110-2704
(408) 536-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Karen O. Cottle, Esq. Senior Vice President, General Counsel and Corporate Secretary Adobe Systems Incorporated 345 Park Avenue San Jose, California 95110-2704 (408) 536-6000	Eric C. Jensen, Esq. John T. McKenna, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$3,768,100	$404

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options (or portions thereof) to purchase 146,106 shares of common stock of Adobe Systems Incorporated having an aggregate value of $3,768,100 as of December 21, 2006 will be amended pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: $404	Filing Party: Adobe Systems Incorporated
	Form or Registration No.: 005-39394	Date Filed: January 4, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	Third-party tender offer subject to Rule 14d-1.
	☒	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 3 to the Schedule TO amends and supplements the Offer to Amend Eligible Options (the "Offering Memorandum") filed with the Securities and Exchange Commission (the "SEC") on January 4, 2007, as amended by Amendment No. 1 thereto filed with the SEC on January 9, 2007 and Amendment No. 2 thereto filed with the SEC on February 1, 2007, in connection with Adobe System Incorporated's (the "Company") offer to certain option holders to amend certain portions of certain stock options in order to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the proposed regulations issued by the U.S. Internal Revenue Service thereunder. Except as amended and supplemented hereby and by Amendment No. 1 and Amendment No. 2 thereto, all terms of the Offer and the Offering Memorandum and all disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.

        Item 10 of the Schedule TO is hereby amended and restated as follows:

ITEM 10. FINANCIAL STATEMENTS.

    (a)    Financial Information. The information set forth in Item 8, Financial Statements and Supplementary Data, of the Company's Annual Report on Form 10-K/A for its fiscal year ended December 1, 2006, filed with the Securities and Exchange Commission (the "SEC") on February 6, 2007, including all material incorporated by reference therein, is incorporated herein by reference. The information set forth in the Offering Memorandum under Section 16, Information About Adobe, Section 17, Additional Information, and Risk Factors Related to the Offer (beginning on Page ii), is incorporated herein by reference. The Company's Annual Report on Form 10-K/A can also be accessed electronically on the SEC's website at http://www.sec.gov.

        The Offering Memorandum filed as Exhibit 99.(a)(1)(A) of the Schedule TO is hereby amended and restated as follows:

Offer to Amend Eligible Options Introduction.

        The first and last page of the introduction to the Offering Memorandum are hereby amended by the information set forth in Item 17 below, which information is incorporated herein by reference.

        The last sentence of following paragraph of the Offering Memorandum is hereby amended and restated as follows:

        "As an additional part of the Offer, Eligible Optionees who accept this Offer to amend the Eligible Portion of their Eligible Option to reflect the Corrected Exercise Price will receive a cash payment equal to the applicable Price Differential of the Amended Option, multiplied by the total number of shares (including any unvested shares) subject to the Eligible Portion (less applicable tax withholding) (the "Cash Payment"). Promptly following the expiration of the Offer, we will send each Eligible Optionee who holds an Amended Option a Final Election Confirmation Statement (in substantially the form of Attachment C hereto) that will contain a "Promise to Make Cash Payment" evidencing the right to receive the Cash Payment. Eligible Optionees will be entitled to receive the Cash Payments regardless of whether they remain employed with Adobe on the actual payment date and regardless of whether the Eligible Portion of the Amended Option to which such payment relates has vested. However, in compliance with the applicable provisions of Section 409A, the Cash Payment will not be made until January 2, 2008."

Risk Factors Relating to the Offer.

        The "Procedural Risks" to the Offering Memorandum are hereby amended by the information set forth in Item 17 below, which information is incorporated herein by reference.

        The paragraph under "Business Risks" on page iii of the Offering Memorandum is hereby amended and restated as follows:

        "In addition to those risks discussed above, you are encouraged to read the risk factors outlined in our periodic and other reports filed with the SEC, including those in our Annual Report on Form 10-K/A for the year ended December 1, 2006 filed with the SEC on February 6, 2007, which are incorporated by reference herein."

Summary Term Sheet and Frequently Asked Questions.

        The last sentence of the following paragraph on page 2 of the Offering Memorandum is hereby amended and restated as follows:

"Cash Payment	For each Eligible Option tendered and accepted under the Offer, Eligible Optionees will receive a cash payment equal to the increase in exercise price, multiplied by the total number of shares (including any unvested shares) subject to the Eligible Portion of the Eligible Option (less applicable tax withholding) (the "Cash Payment"). The Cash Payments are not subject to vesting (i.e., continued service). However, the Cash Payment will not be made until January 2, 2008."

        The last sentence of question 6 and first sentence of question 21 are hereby amended and restated as follows:

        "In compliance with the applicable provisions of Section 409A, the Cash Payment will not be made until January 2, 2008."

        Question 23 is hereby amended and restated as follows:

        "Yes. The Cash Payment will be paid on January 2, 2008, regardless of whether you have exercised the Amended Option at that time and regardless of whether you ever exercise the Amended Option."

        Questions 35, 37, 38 and 44 of the Frequently Asked Questions are hereby amended by the information set forth in Item 17 below, which information is incorporated herein by reference.

Item 1.    Eligible Optionees; Eligible Options; The Proposed Amendment; The Amended Options; Expiration and Extension of Offer; Notification.

        The last sentence of the following paragraph on page 17 of the Offering Memorandum is hereby amended and restated as follows:

        "As an additional part of the Offer, Eligible Optionees who accept this Offer to amend the Eligible Portion of their Eligible Option to reflect the Corrected Exercise Price will receive a cash payment equal to the applicable Price Differential of the Amended Option, multiplied by the total number of shares (including any unvested shares) subject to the Eligible Portion at the Expiration Time (less applicable tax withholding) (the "Cash Payment"). Promptly following the expiration of the Offer, we will send each Eligible Optionee who holds an Amended Option a Final Election Confirmation Statement that will contain a "Promise to Make Cash Payment" evidencing the right to receive the Cash Payment. Eligible Optionees will be entitled to receive the Cash Payments regardless of whether they remain employed with Adobe on the actual payment date and regardless of whether the Eligible Portion of the Amended Option to which such payment relates vested or ever vests. However, in compliance with the applicable provisions of Section 409A, the Cash Payment will not be made until January 2, 2008."

        The Sections entitled "The Amended Options" and "Expiration and Extension of Offer" of Item 1 of the Offering Memorandum are hereby amended by the information set forth in Item 17 below, which information is incorporated herein by reference.

Item 4.    Procedures for Amending Eligible Options.

        The Section entitled "Making Your Election" of Item 4 of the Offering Memorandum is hereby amended by the information set forth in Item 17 below, which information is incorporated herein by reference.

Item 5.    Change in Election.

        Item 5 of the Offering Memorandum is hereby amended by the information set forth in Item 17 below, which information is incorporated herein by reference.

Item 6.    Acceptance of Eligible Options for Amendment.

        The Section entitled "Acceptance of Election Forms" of Item 6 of the Offering Memorandum is hereby amended by the information set forth in Item 17 below, which information is incorporated herein by reference.

Item 7.    Conditions of the Offer.

        Item 7 of the Offering Memorandum is hereby amended by the information set forth in Item 17 below, which information is incorporated herein by reference.

Item 9.    Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options.

        Item 9 of the Offering Memorandum is hereby amended and restated to add the following paragraph as the last paragraph:

        "On February 7, 2007, Mark Garrett was appointed as Adobe's Executive Vice President and Chief Financial Officer. Mr. Garrett will be granted an option to purchase 275,000 shares of our common stock on February 15, 2007, at an exercise price equal to the closing price of our common stock on the date of grant. Such option will vest over 4 years, with 25% of the shares vesting on the first anniversary of the grant date and the remaining shares vesting in equal monthly installments over the remaining 36 months. The option will be issued under our 2003 Plan and will be subject to the terms and conditions of such 2003 Plan. Please see our Current Report on Form 8-K describing this appointment and Mr. Garrett's employment arrangements with Adobe as filed with the SEC on January 26, 2007."

Item 13.    Extension of Offer; Termination; Amendment.

        Item 13 of the Offering Memorandum is hereby amended by the information set forth in Item 17 below, which information is incorporated herein by reference.

Item 16. Information about Adobe.

        The "Financial" and "Litigation" Sections of Item 16 of the Offering Memorandum are amended and restated in their entirety as follows:

        "Financial.    The following selected financial data is derived from our consolidated financial statements, as filed with the SEC. The selected financial data should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K/A for the fiscal year ended December 1, 2006 filed with the SEC on February 6, 2007. All amounts are in thousands, except per share data.

	Year Ended
	December 1, 2006	December 2, 2005
Operating Data:
Revenue	$2,575,300	1,966,321
Gross profit	$2,282,843	1,853,743
Operating income	$551,293	728,434
Net income	$505,809	602,839
Diluted net income per share	$0.83	1.19
Basic net income per share	$0.85	1.23
Current assets	$2,884,469	2,008,578
Total assets	$5,962,548	2,440,315
Current liabilities	$677,347	480,395
Convertible subordinated debentures	$—	—
Other long-term liabilities	$133,325	95,594
Total liabilities	$810,672	575,989
Total stockholders' equity	$5,151,876	1,864,326
Book value per common share(1)	$8.77	3.81

(1)
The historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at the end of each period presented.

Ratio of Earnings to Fixed Charges

	Year Ended
	December 1, 2006	December 2, 2005
	(in thousands, except ratio of earnings to fixed charges)
Operating Data:
Fixed Charges:
Interest expensed and debt cost amortization	$98	$688
Estimate of interest within rental expense	—	—

Total Fixed Charges	$98	$688

Earnings:
Pre-tax gain (loss) from continuing operations	$505,809	$602,839
Fixed charges	98	688

Total earnings (loss) for computation of ratio	$505,711	$602,151

Ratio of earnings to fixed charges	5,177	875

        The financial information included in our Annual Report on Form 10-K/A for the fiscal year ended December 1, 2006 filed with the SEC on February 6, 2007 is incorporated by reference herein and may be inspected at, and copies may be obtained from, the places and in the manner described in Section 17—"Additional Information."

  Litigation.

        On September 6, 2002, plaintiff Fred B. Dufresne ("Dufresne") filed suit against Adobe, Microsoft Corporation, Macromedia, Inc. and Trellix Corporation in the U.S. District Court, District of Massachusetts, alleging infringement of U.S. Patent No. 5,835,712, entitled "Client-Server System Using Embedded Hypertext Tags for Application and Database Development." Dufresne's complaint asserts that "defendants have infringed, and continue to infringe, one or more claims of the '712 patent by making, using, selling and/or offering for sale, inter alia, products supporting Microsoft Active Server Pages technology." Dufresne seeks unspecified compensatory damages, preliminary and permanent injunctive relief, trebling of damages for "willful infringement," and fees and costs. We believe the action has no merit and are vigorously defending against it.

        On October 13, 2006, a purported shareholder derivative action entitled Steven Staehr v. Bruce R. Chizen, et al was filed in the Superior Court of California for the County of Santa Clara against certain of Adobe's current and former officers and directors, and against Adobe as a nominal defendant. The complaint asserts that stock option grants to executives were priced retroactively by Adobe and were improperly accounted for, and alleges various causes of action based on that assertion. The complaint seeks payment by the defendants to Adobe of damages allegedly suffered by it and disgorgement of profits, as well as injunctive relief.

        In connection with our anti-piracy efforts, conducted both internally and through the Business Software Alliance, from time to time we undertake litigation against alleged copyright infringers. Such lawsuits may lead to counter-claims alleging improper use of litigation or violation of other local law and have recently increased in frequency, especially in Latin American countries. We believe we have valid defenses with respect to such counter-claims; however, it is possible that our consolidated financial position, cash flows or results of operations could be affected in any particular period by the resolution of one or more of these counter-claims.

        From time to time, in addition to those identified above, Adobe is subject to legal proceedings, claims, investigations and proceedings in the ordinary course of business, including claims of alleged infringement of third-party patents and other intellectual property rights, commercial, employment and other matters. In accordance with U.S. generally accepted accounting principles, Adobe makes a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. Litigation is inherently unpredictable. However, we believe that we have valid defenses with respect to the legal matters pending against Adobe. It is possible, nevertheless, that our consolidated financial position, cash flows or results of operations could be affected by the resolution of one or more of such contingencies."

Item 17.    Additional Information.

        Item 17 of the Offering Memorandum is hereby amended and restated to include the following paragraph as the first paragraph to Item 17 as follows:

          "On February 7, 2007, Adobe will distribute to Eligible Optionees a notice of extension, a copy of which is attached as Exhibit 99.(a)(1)(M) to the Schedule TO filed with the SEC and is incorporated herein by reference, announcing that Adobe is extending the Offer, upon the terms and subject to the conditions set forth in the Offering Memorandum, until 11:59 p.m., Pacific Time, on Friday, February 9, 2007, in connection with the SEC's pending review of the Offer. The Offer had been previously scheduled to expire at 11:59 p.m., Pacific Time, on Thursday, February 1, 2007. On February 1, 2007, we extended the Offer until 11:59 p.m., Pacific Time, on Thursday, February 8, 2007. All references in the Offering Memorandum and the other Offer documents filed with the SEC to the "Expiration Time" shall now mean 11:59 p.m., Pacific Time, on Friday, February 9, 2007.

        The second paragraph and list of materials previously filed with the SEC and identified by number in Item 17 on pages 34 and 35 of the Offering Memorandum are hereby amended and restated as follows:

        "This Offering Memorandum is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Offering Memorandum does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the

Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to elect to accept this Offer with respect to your Eligible Options:

          1.     Annual Report on Form 10-K/A for the year ended December 1, 2006, filed on February 6, 2007, including all materials incorporated by reference therein.

          2.     Current Report on Form 8-K, dated January 24, 2007, filed on January 30, 2007.

          3.     Current Report on Form 8-K, dated January 23, 2007, filed on January 26, 2007.

          4.     Registration Statement on Form S-8, filed on December 7, 2005.

          5.     Current Report on Form 8-K/A, dated December 2, 2005, filed on February 14, 2006.

          6.     All other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since December 1, 2006, including all materials incorporated by reference therein.

          7.     The description of the common stock contained in our Registration Statement on Form 8-A, filed on November 19, 1986 and July 24, 1990, respectively, and any amendment or report filed for the purpose of updating such description."

Item 18. Forward Looking Statements; Miscellaneous.

        The last sentence of the first paragraph of Item 18 on page 35 is hereby amended and restated as follows:

        "More information about factors that potentially could affect our financial results is included in our filings with the SEC, including our Annual Report on Form 10-K/A for the fiscal year ended December 1, 2006 filed with the SEC on February 6, 2007."

ITEM 12. EXHIBITS.

        Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit Number	Description
99.(a)(1)(A)*	Offer to Amend Eligible Options, dated January 4, 2007.
99.(a)(1)(B)*	Email of Announcement of Tender Offer.
99.(a)(1)(C)*	Form of Email Regarding Election Form.
99.(a)(1)(D)*	Form of Election Form.
99.(a)(1)(E)*	Form of Email Regarding Failure to Make an Election.
99.(a)(1)(F)*	Form of Email: Election Confirmation Statement (Pre-Expiration Time).
99.(a)(1)(G)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Participants).
99.(a)(1)(H)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Non-Participants).
99.(a)(1)(I)	Adobe Systems Incorporated's Annual Report on Form 10-K/A, for its fiscal year ended December 1, 2006, filed with the SEC on February 6, 2007, and incorporated herein by reference.
99.(a)(1)(J)	Reserved.
99.(a)(1)(K)**	Deloitte Tax LLP Employee Presentation Materials.
99.(a)(1)(L)***	Email of Extension of Expiration Time of the Offer to Amend Eligible Options.
99.(a)(1)(M)	Email of Extension of Expiration Time of the Offer to Amend Eligible Options and Amendment No. 3 to the Offering Memorandum.
99.(b)	Not applicable.
99.(d)(1)(A)
Adobe Systems Incorporated 1994 Stock Option Plan, as amended, filed as Exhibit 10.40 to the Registration Statement on Form S-8, filed with the SEC on May 30, 1997 and incorporated herein by reference.
99.(d)(1)(B)
Adobe Systems Incorporated 2003 Equity Incentive Plan, as amended, filed as Appendix A to the Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 14, 2005 and incorporated herein by reference.
99.(d)(1)(C)
Forms of Stock Option and Restricted Stock Agreement used in connection with the 2003 Equity Incentive Plan, filed as Exhibit 10.11 to the Quarterly Report on Form 10-Q for the quarter ended September 3, 2004, filed with the SEC on October 7, 2004 and incorporated herein by reference.
99.(g)	Not applicable.
99.(h)	Not applicable.

*
Previously filed with the Schedule TO filed with the SEC on January 4, 2007, and incorporated herein by reference.

**
Previously filed with the Schedule TO/A filed with the SEC on January 9, 2007, and incorporated herein by reference.

***
Previously filed with the Schedule TO/A filed with the SEC on February 1, 2007, and incorporated herein by reference.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2007

ADOBE SYSTEMS INCORPORATED
By:	/s/ KAREN O. COTTLE
Karen O. Cottle, Senior Vice President, General Counsel and Secretary

INDEX OF EXHIBITS

        The Index of Exhibits to the Schedule TO is hereby amended and restated as follows:

Exhibit Number	Description
99.(a)(1)(A)*	Offer to Amend Eligible Options, dated January 4, 2007.
99.(a)(1)(B)*	Email of Announcement of Tender Offer.
99.(a)(1)(C)*	Form of Email Regarding Election Form.
99.(a)(1)(D)*	Form of Election Form.
99.(a)(1)(E)*	Form of Email Regarding Failure to Make an Election.
99.(a)(1)(F)*	Form of Email: Election Confirmation Statement (Pre-Expiration Time).
99.(a)(1)(G)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Participants).
99.(a)(1)(H)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Non-Participants).
99.(a)(1)(I)	Adobe Systems Incorporated's Annual Report on Form 10-K/A, for its fiscal year ended December 1, 2006, filed with the SEC on February 6, 2007, and incorporated herein by reference.
99.(a)(1)(J)	Reserved.
99.(a)(1)(K)**	Deloitte Tax LLP Employee Presentation Materials.
99.(a)(1)(L)***	Email of Extension of Expiration Time of the Offer to Amend Eligible Options.
99.(a)(1)(M)	Email of Extension of Expiration Time of the Offer to Amend Eligible Options and Amendment No. 3 to the Offering Memorandum.
99.(b)	Not applicable.
99.(d)(1)(A)
Adobe Systems Incorporated 1994 Stock Option Plan, as amended, filed as Exhibit 10.40 to the Registration Statement on Form S-8, filed with the SEC on May 30, 1997 and incorporated herein by reference.
99.(d)(1)(B)
Adobe Systems Incorporated 2003 Equity Incentive Plan, as amended, filed as Appendix A to the Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 14, 2005 and incorporated herein by reference.
99.(d)(1)(C)
Forms of Stock Option and Restricted Stock Agreement used in connection with the 2003 Equity Incentive Plan, filed as Exhibit 10.11 to the Quarterly Report on Form 10-Q for the quarter ended September 3, 2004, filed with the SEC on October 7, 2004 and incorporated herein by reference.
99.(g)	Not applicable.
99.(h)	Not applicable.

*
Previously filed with the Schedule TO filed with the SEC on January 4, 2007, and incorporated herein by reference.

**
Previously filed with the Schedule TO/A filed with the SEC on January 9, 2007, and incorporated herein by reference.

***
Previously filed with the Schedule TO/A filed with the SEC on February 1, 2007, and incorporated herein by reference.

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  ITEM 10. FINANCIAL STATEMENTS.
  Item 1. Eligible Optionees; Eligible Options; The Proposed Amendment; The Amended Options; Expiration and Extension of Offer; Notification.
  Item 4. Procedures for Amending Eligible Options.
  Item 5. Change in Election.
  Item 6. Acceptance of Eligible Options for Amendment.
  Item 7. Conditions of the Offer.
  Item 9. Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options.
  Item 13. Extension of Offer; Termination; Amendment.
Ratio of Earnings to Fixed Charges
  Item 17. Additional Information.
  ITEM 12. EXHIBITS.
SIGNATURES
INDEX OF EXHIBITS